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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------


                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                            (Name of Subject Company)

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, PAR VALUE $0.03
                         (Title of Class of Securities)

                                    774678403
                      (CUSIP Number of Class of Securities)

                              --------------------

                                FRANKLIN E. CRAIL
                             CHAIRMAN OF THE BOARD,
                             PRESIDENT AND TREASURER
                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                                265 TURNER DRIVE
                             DURANGO, COLORADO 81301
                                 (970) 259-0554
                  (Name, Address and Telephone Number of Person
            Authorized to Receive Notice and Communications on Behalf
                       of the Person(s) Filing Statement)

                                    COPY TO:

                             STEVEN K. COCHRAN, ESQ.
                             THOMPSON & KNIGHT, P.C.
                         1700 PACIFIC AVENUE, SUITE 3300
                               DALLAS, TEXAS 75201
                                 (214) 969-1387


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ITEM 1. SECURITY AND SUBJECT COMPANY.

        The name of the subject company is Rocky Mountain Chocolate Factory, Inc., a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 265 Turner Drive, Durango, Colorado 81301. The class of equity securities to which this statement relates is the common stock of the Company, par value $0.03 per share (the "Shares").


ITEM 2. TENDER OFFER OF THE BIDDER.

        This statement relates to the tender offer disclosed in the Schedule 14D-1, dated May 10, 1999 (the "Schedule 14D-1"), of WC-RMA Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Whitman's Candies, Inc., a Missouri corporation ("Parent" and together with Purchaser, the "Bidder"), to purchase all of the outstanding Shares at a price per share of $5.75 (the "Offer Price") net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Bidder's Offer to Purchase dated May 10, 1999 and in the related Letter of Transmittal (together, the "Offer"). The
Schedule 14D-1 was filed with the Securities and Exchange Commission on the same day the Bidder first publicly disclosed its intention to commence the Offer. The Bidder's Offer to Purchase states that the principal executive offices of Parent and Purchaser are located at 1000 Walnut St., Suite 900, Kansas City, Missouri 64106. According to the Offer to Purchase, effective August 1, 1999, the principal executive offices of Parent and Purchaser will be located at 4900 Oak Street, Kansas City, Missouri 64112.

ITEM 3. IDENTITY AND BACKGROUND.

        (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

        (b)(1) Certain contracts, agreements, arrangements, or understandings between the Company and its executive officers, directors or affiliates are described in the sections entitled "Beneficial Ownership of the Company's Equity Securities," "Executive Compensation," "Certain Transactions" and "Proposal to Approve an Amendment to the 1995 Stock Option Plan" in the Company's proxy statement for the Annual Meeting of Stockholders held on October 30, 1998 (the "Proxy Statement"). A copy of the relevant portions of the Proxy Statement is filed as Exhibit 1 hereto and the portions of such Proxy Statement referred to above are incorporated herein by reference.

        The Company has entered into employment agreements with certain executives of the Company which contain, among other things, "change in control" severance provisions. Specifically, the Company has entered into employment agreements with Franklin E. Crail, Edward L. Dudley, Clifton W. Folsom, Jay B. Haws and Bryan J. Merryman. The employment agreements generally provide that, if the Company terminates the executive's employment under circumstances constituting a "Triggering Termination" (as defined in the employment agreements) during a specified period preceding a "Change in Control" (as defined in the employment agreements) of the Company, or if the executive or the Company terminates the


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executive's employment under circumstances constituting a Triggering
Termination during a specified period after a Change in Control, the executive will be entitled to receive, among other benefits, 2.99 times the sum of (i) the executive's annual salary and (ii) two times the bonus that would be payable to the executive for the bonus period in which the Change in Control occurred. A Triggering Termination also includes a voluntary termination by the executive within five business days before an anticipated Change in Control with the concurrence of two "Concurring Persons" (as defined in the employment agreements) that the Change in Control is likely to occur during such five-business day period. In such event, the executive must agree to continue to work on an at-will basis, without compensation, until the Change in Control occurs. If the Change in Control does not occur within 10 business days, the executive must refund the severance payment to the Company. The foregoing description of the employment agreements does not purport to be complete and is qualified in its entirety by reference to the form of employment agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

        The Company has entered into indemnification agreements with each of the executives and directors of the Company, which supplement the indemnification provisions set forth in the Company's bylaws. The indemnification agreements generally provide that the Company will indemnify each executive or director to the fullest extent permitted by the Colorado Business Corporation Act and shall advance to the executive or director expenses incurred by such person in connection with the investigation or defense of a proceeding or acting as a witness in a proceeding. The foregoing description of the indemnification agreements does not purport to be complete and is qualified in its entirety by reference to the form of indemnification agreement, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

        (b)(2) To the best knowledge of the Company, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company, its executive officers, directors or affiliates, on the one hand, and the Bidder, its executive officers, directors or affiliates, on the other hand.


ITEM 4. THE SOLICITATION OR RECOMMENDATION.

        (a) In an effort to maximize shareholder value, the Company, like other companies in the candy and confectionery industry, continually explores the possibility of business relationships and cooperative efforts with other participants in its industry. At two separate meetings of the Board of Directors of the Company (the "Board") held on May 18, 1999, the Board carefully considered the terms and conditions of the Offer, the Company's business, financial condition and prospects, a proposal to adopt a shareholder rights plan (the "Rights Plan") and other related matters, including presentations by its legal and financial advisors. At its second meeting on May 18, the Board unanimously determined to reject the Bidder's unsolicited Offer and to adopt the Rights Plan. The Rights Plan is more fully described in Item 8 hereof.

        AT ITS SECOND MEETING ON MAY 18, THE BOARD, AFTER RECEIVING ADVICE FROM ITS LEGAL AND FINANCIAL ADVISORS AND THE COMPANY'S MANAGEMENT, UNANIMOUSLY CONCLUDED, AMONG OTHER THINGS, THAT


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THE OFFER IS INADEQUATE, OPPORTUNISTIC AND NOT IN THE BEST INTERESTS OF THE
COMPANY OR ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

        A copy of a letter to stockholders communicating the Board's recommendation is filed as Exhibit 4 hereto and is incorporated herein by reference.

        (b) In reaching its conclusion and recommendation referred to in Item 4(a), the Board considered its familiarity with, and management's view of, the Company's business, financial condition, results of operations, business strategy and future prospects, the nature of the markets in which the Company operates and the Company's position in such markets, the historical and current market prices for the Shares and the Board's belief, based on the factors described herein, that the Offer is inadequate. In this regard, the Board particularly considered the following:

                (i) The presentation by George K. Baum & Company ("GKB"), financial advisor to the Company, concerning the Company and the financial aspects of the Offer, as well as the oral opinion of GKB stating that the Offer is inadequate, from a financial point of view, to the holders of Shares other than the Bidder and its affiliates. GKB's opinion was based on, among other things, a valuation study of the Company prepared by GKB. GKB's valuation study employed five different valuation methodologies, including a review of selected comparable company multiples, an analysis of the incremental earnings impact to an aquiror at various acquisition prices, a discounted cash flow analysis, a review of selected comparable mergers and acquisitions and an analysis of certain strategic alternatives that may be available to the Company.

                (ii) The fact that acquisitions of companies of comparable size in the candy and confectionery markets, the small-cap branded food markets and the specialty retail markets have been at multiples considerably higher than the multiples implied by the Offer.

                (iii) The historical trading prices of the Shares, including the Board's belief, based in part on the factors referred to herein, that the trading price for the Shares immediately prior to the announcement of the Offer did not fully reflect the long-term value inherent in the Company. As of May 19, 1999, the 52-week high for the market price of the Shares is $7.75. In this regard, the Board noted that the Offer Price represents a 26% discount from the 52-week high and less than a 12% premium over the weighted average market price of the Shares during the same period.

                (iv) The Board's belief that the market price of the Shares has been adversely affected in the near-term primarily by nonrecurring events. Specifically, the market price of the Shares was adversely affected by the Company's announcement on March 12, 1999 that its earnings per share for the fiscal year ended February 28, 1999 will be significantly lower than previously anticipated. The factors contributing to the less than expected fiscal 1999 earnings per share included certain nonrecurring events.


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                (v) The fact that the Company is continuing to take steps to improve its near-term operating efficiency and profitability and is in the process of evaluating further distribution and marketing programs as part of its strategic plan to enhance stockholder value. As announced in March 1999, the Company is in the process of implementing a restructuring program to improve profitability. The program includes (A) reengineering certain of the Company's manufacturing processes, (B) implementing a cost structure reduction and containment program and (C) creating new and distinct packaging for sales to distribution channels outside the Company's system of retail stores. The Board believes that these efforts will improve operating margins and restore the Company to an acceptable level of profitability and that the Offer Price does not reflect the potential economic benefits to the Company if such efforts are successful.

                (vi) The Board's belief that the Bidder and its affiliates lack experience in managing a franchise business.

                (vii) The opinion of the Company's management as to the Company's prospects for future growth and profitability, based on its knowledge of the Company's business, its views as to the long-term strategic plans of the Company, the restructuring program that was recently implemented and other opportunities available to the Company in the future, as well as management's view that the Offer Price is inadequate and that the Offer is an opportunistic attempt to take advantage of short-term business and market factors.

                (viii) The Board's determination to explore strategic alternatives that have the potential of resulting in a value for the Shares in excess of the Offer Price and that, in pursuit of these strategic alternatives, the interests of the Company and its stockholders would best be served by the Company continuing as an independent entity. However, the Board also noted the Bidder's willingness to prepare the Offer, expend funds to retain legal counsel and other advisors to effectuate the Offer and take other actions and determined that it should also explore further negotiations with the Bidder to better determine the Bidder's plans for the Company and to determine whether the Bidder would be willing to increase the Offer Price.

                (ix) The disruption that consummation of the Offer could have on the Company's employees, franchisees, suppliers and customers and the communities where the Company operates, as well as concerns expressed by certain of these constituencies to the Company. Specifically, the Board expressed concern that the quality of the Company's products and operations could be adversely affected if the Bidder proceeded to produce the Company's products at the Bidder's plants or proceeded to sell the Bidder's products through the Company's system of retail stores. The Board believes that any such actions by the Bidder could have a substantial adverse impact on the Company's employees and franchisees.

                (x) The significant uncertainties and contingencies associated with the Offer, including conditions that are in the discretion of the Bidder or are subject to external


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        events not directly related to the Company, such as (A) a 10% decline in the stock market, (B) the commencement of armed hostilities or other international calamity directly or indirectly involving the United
        States (a situation that currently exists) and (C) the institution by any person of any action that the Bidder in its sole discretion determines might adversely affect the Company's business, operations, properties, condition, assets, liabilities or prospects.

                (xi) The coercive effect the Offer may have on holders of Shares who would like to reject the Offer and not have their equity interests in the Company terminated, but who may feel forced to tender their Shares to the Bidder to protect against the possibility of being left as a minority stockholder in the Company with less, possibly significantly less, liquidity in the public trading market for the Shares, especially if the Bidder is able to purchase a substantial percentage of the outstanding Shares pursuant to the Offer and in any subsequent purchases and without any binding obligation on the Bidder to undertake a second-step merger.

                (xii) The Board's commitment to protecting the best interests of the Company and enhancing the value of the Company for the benefit of its stockholders and other relevant constituencies.

        The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but includes all material factors considered by the Board. In reaching its determination to recommend rejection of the Offer, the Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. The determination of the Board to recommend to the stockholders of the Company to reject the Offer was made after consideration of all the factors taken as a whole. Throughout its deliberations, the Board received the advice of its legal and financial advisors who were retained to advise the Board in connection with the Offer.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

        The Company has retained GKB as the Company's financial advisor in connection with the evaluation and response to the Offer and other matters arising in connection therewith. Pursuant to a letter agreement dated May 8, 1999 (the "Letter Agreement"), the Company retained GKB as its financial advisor to assist the Company in its determination of appropriate values to be realized in a takeover and to provide the Company with strategic alternatives relating to takeover defense. Pursuant to the Letter Agreement, the Company has agreed to pay GKB (i) beginning May 8, 1999, a base fee equal to $5,000 per month, with the minimum fee being $25,000, (ii) a transaction fee equal to two percent (2%) of the aggregate consideration paid upon consummation of (A) a sale or exchange of all or substantially all of the Company's securities or (B) a sale of all or substantially all of the Company's assets and (iii) a transaction fee equal to five percent (5%) of that portion of the aggregate consideration of a sale of all or substantially all of the Company's securities or assets represented by the difference between the price per share realized in such transaction and $5.75. If the Company requests that GKB issue a written opinion as to the fairness of the financial consideration to be received by stockholders of the


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Company or by the Company in connection with a takeover, the fee for such written opinion will be $75,000, which amount shall be applied against any transaction fee that may become payable pursuant to the Letter Agreement. All base fees paid by the Company shall be applied against any transaction fee which may be payable pursuant to the Letter Agreement.

        The term "aggregate consideration" includes all amounts paid to holders of options, warrants, convertible securities, amounts paid in escrow and contingent payments. The term "aggregate consideration" also includes (i) the aggregate amount of dividends or other distributions, other than normal recurring cash dividends, declared by the Company with respect to its capital stock after the date of the Letter Agreement, (ii) the principal amount of all debt as set forth in the Company's most recent consolidated balance sheet prior to the consummation of such sale of securities or, in the event of a sale of assets, the principal amount of debt assumed by the purchaser and (iii) amounts paid by the Company to repurchase any of the Company's securities outstanding as of the date of the Letter Agreement other than amounts paid to acquire shares of the Company's capital stock pursuant to the terms of existing compensation programs, stock repurchase programs or in the normal course of business.

        If any portion of the aggregate consideration is paid in the form of securities, the value of such securities, for purposes of calculating the transaction fee, will be determined by the average of the last sales prices for such securities on the five trading days ending five days prior to the consummation of the transaction. If such securities do not have an existing public trading market, the value of the securities shall be the mutually agreed upon fair market value on the day prior to the consummation of the transaction.

        The Company has also agreed to reimburse GKB periodically for its reasonable out-of-pocket expenses, including the fees and disbursements of legal counsel arising in connection with GKB's engagement by the Company plus any sales, use or similar taxes arising in connection with GKB's engagement by the Company. In addition, the Company has agreed to indemnify GKB against any action, proceeding or investigation brought by or against any person, including stockholders of the Company, except to the extent such action, proceeding or investigation results from the gross negligence, willful misconduct or bad faith of GKB or from acts outside the scope of the Letter Agreement.

        The services of GKB may be terminated by GKB or by the Company, with or without cause, upon receipt of written notice to that effect. The services of GKB automatically terminate on May 8, 2000, unless the Company and GKB mutually agree in writing to extend the terms of the Letter Agreement for a specified period of time. GKB is entitled to the applicable transaction fee set forth above in the event that at any time prior to the second anniversary date of the date the Letter Agreement is terminated, (i) the Company enters into an agreement with respect to a sale of all or substantially all the securities or assets of the Company which is eventually consummated and (any of) the purchasers of such securities or assets were included on a mutually agreed upon list of prospective buyers provided by GKB to the Company, (ii) GKB, the Company or its affiliates had contact with the acquiring party or any affiliate thereof regarding such transaction during the term of the Letter Agreement or (iii) any of the purchasers (or their affiliates) of all or substantially all of the Company's securities or assets were on a list of


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prospective buyers that GKB proposed to contact on behalf of the Company, but did not so contact due to the Company's lack of consent.

        Other than as set forth in response to this Item 5, as of the date hereof, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company's stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

        (a) To the best of the Company's knowledge, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

        (b) To the best of the Company's knowledge, none of the Company's executive officers, directors, affiliates or subsidiaries presently intends to tender to the Bidder pursuant to the Offer or sell any Shares that are held of record or beneficially owned by such persons, but rather such persons presently intend to continue to hold such securities.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

        (a) For the reasons discussed in Item 4 above, the Board has concluded that the Offer is inadequate and not in the best interests of the Company or its stockholders. The Board also has instructed management, with the assistance of the Company's financial and legal advisors, to seek to develop financial or other alternatives, on a basis consistent with the pursuit of the Company's business strategy, for enhancing value in the nearer term. There can be no assurance, however, that these activities will result in any transaction being recommended to the Board or that any transaction that may be recommended will be authorized or consummated. Except as described herein, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

        Notwithstanding the foregoing, the Board could in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding sentence, and the Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company might conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may be required by law.


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        (b) To the best of the Company's knowledge, there are currently no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, other than as described herein, that relate to or would result in one or more of the matters referred to in Item 7(a).


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

        Adoption of Rights Plan

        At its meetings on May 18, 1999, the Board considered a proposal to adopt, and adopted by unanimous vote, the Rights Plan. The Board adopted the Rights Plan after considering (i) presentations made by the Company's legal and financial advisors concerning shareholders rights plans, (ii) the Board's belief that the Rights Plan will help maximize shareholder value for the reasons described below and (iii) the inadequacy of the Offer Price offered to the Company's stockholders in the Offer. The Board believes that the Rights Plan will provide the Company with additional time to negotiate with potential third party acquirors, including the Bidder, to consider alternatives to unsolicited proposed takeover transactions, including the Offer, and to insure that any acquisition occurs on terms that provide fair value to the Company's stockholders. The Rights Plan is designed to assure that all of the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company without paying all the stockholders a control premium.

        The Offer is conditioned upon, among other things, the Company not having entered into or effectuated any agreement or transaction with any person or entity or taken any action having the effect of impairing the Bidder's ability to acquire the Company or otherwise diminishing the expected economic value to the Bidder of the acquisition of the Company. The adoption by the Board of the Rights Plan makes this condition incapable of being satisfied.

        In connection with the adoption of the Rights Plan, on May 18, 1999, the Board authorized and declared a dividend of one right (a "Right") for each outstanding share of Common Stock, par value $0.03 per share ("Common Stock"), of the Company (the "Common Shares"). The dividend is payable on May 28, 1999 (the "Record Date") to the holders of record of the Common Shares at the close of business on that date. In addition, the Company has authorized the issuance of one Right with respect to each share of Common Stock that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are hereinafter defined). When exercisable each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.10 per share, of the Company (the "Preferred Shares"), at a price of $30.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Securities Transfer & Trust, Inc., as Rights Agent. The description of the Rights Plan set forth herein does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.


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        Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15 percent or more of the outstanding Common Shares and (ii) 10 business days (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15 percent or more of the outstanding Common Shares (the earlier of such dates being herein referred to as the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights to Purchase Preferred Shares (the "Summary of Rights"), in substantially the form attached to the Rights Agreement as Exhibit C, attached thereto. No person who is the beneficial owner of 15 percent or more of the Common Shares on the date of the Rights Agreement shall be deemed to be an Acquiring Person unless and until such person becomes the beneficial owner of any additional Common Shares and, immediately after the acquisition of such additional shares, is the beneficial owner of 15 percent or more of the Common Shares. At its meetings on May 18, 1999, the Board resolved to delay the Distribution Date with respect to the Offer until June 15, 1999 or such later date as may be determined by the Board.

        The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding on or after the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on May 28, 2009 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

        The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of


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evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

        The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

        Preferred Shares purchasable upon exercise of the Rights will not be subject to redemption by the Company. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $.01 per share but will be entitled to an aggregate dividend of 100 multiplied times the dividend declared per Common Share. In the event of liquidation, the holder of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 100 multiplied times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 multiplied times the amount received per Common Share. These rights are protected by customary antidilution provisions.

        Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

        In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be null and void and nontransferable), will thereafter have the right to receive upon exercise that number of Common Shares of the Company having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50 percent or more of its consolidated assets or earning power are sold after a person or group of affiliated or associated persons has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

        At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50 percent or more of the outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by such person or group which will have become null and void and nontransferable), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in such Purchase Price. The Company may, but shall not be required to, issue fractions of a Preferred Share (other than one one-hundredth of a Preferred Share or any integral multiple thereof, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

        At any time prior to the close of business on the tenth day following a public announcement that an Acquiring Person has become such an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. The time at which the Rights are redeemed by the Company is herein referred to as the "Redemption Date." Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

        At any time prior to the Distribution Date and subject to the last sentence of this paragraph, the terms of the Rights may be amended by the Board without the consent of the holders of the Rights, including without limitation an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of 0.001 percent and the largest percentage of the outstanding Common Shares then known by the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10 percent. From and after the Distribution Date and subject to applicable law, the terms of the Rights may be amended by the Board without the consent of the holders of the Rights to, among other things, make any other provisions in regard to matters under the Rights Agreement that the Company may deem necessary or desirable and that shall not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person). The terms of the Rights may not be amended to (i) reduce the Redemption Price (except as required by antidilution provisions) or (ii) provide for an earlier Final Expiration Date.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

        The Preferred Shares shall rank, with respect to the payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Company, junior to all other series of preferred stock of the Company, unless the Board shall specifically determine otherwise in fixing the powers, preferences and relative, participating, optional and other special rights of the shares of any such other series and the qualifications, limitations and restrictions thereof.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1  --  Excerpts from the Company's Proxy Statement for the Annual
                  Meeting of Stockholders held on October 30, 1998.

Exhibit 99.2  --  Form of Employment Agreement.

Exhibit 99.3  --  Form of Indemnification Agreement.

Exhibit 99.4  --  Letter to Stockholders, dated May 21, 1999.

        This document and the exhibits attached hereto may contain certain statements that are not strictly historical and are considered "forward-looking" statements under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause the Company's actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from the Company's expectations include, without limitation, changes in manufacturing and shipment schedules, delays in completing plant construction and acquisitions, currency exchange rates, new product and technology developments, competition within each business segment, cyclicity of the markets for the products of a major segment, litigation, significant cost variances, the effects of acquisitions and divestitures, and other risks described from time to time in the Company's reports filed with the Securities and Exchange Commission including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.


                                      By:    /s/ Franklin E. Crail
                                      Name:  Franklin E. Crail
                                      Title: President and Chairman of the Board


Dated: May 21, 1999

                                  EXHIBIT INDEX


EXHIBIT
NUMBER      DESCRIPTION
-------     -----------
 99.1       Excerpts from the Company's Proxy Statement for the Annual
            Meeting of Stockholders held on October 30, 1998.

 99.2       Form of Employment Agreement.

 99.3       Form of Indemnification Agreement.

 99.4       Letter to Stockholders, dated May 21, 1999.